UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2003

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California
(State or other jurisdiction of
incorporation or organization)

68-0383568
(I.R.S. Employer Identification No.)

1776 W. March Lane, Suite 250
Stockton, California
(Address of principal executive offices)

95207
(Zip Code)

(209) 926-3300
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

99.1   Press Release, dated as of May 19, 2003, entitled "Pac-West Telecomm to Appeal Nasdaq Delisting Determination."

Item 9. Regulation FD Disclosure.

On May 19, 2003, Pac-West Telecomm, Inc. issued a press release, announcing that it has received a Nasdaq Staff Determination indicating the Company has failed to comply with the minimum bid price requirement of $1.00 a share, as set forth in Marketplace Rule 4310(c)(4), for continued listing on the Nasdaq SmallCap Market, and is therefore subject to delisting. The press release also explains how the Company plans to appeal the decision. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: May 19, 2003

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Executive Director of Accounting & Finance

INDEX TO EXHIBITS

99.1   Press Release, dated as of May 19, 2003, entitled "Pac-West Telecomm to Appeal Nasdaq Delisting Determination."